

July 8, 2013

<u>Via E-mail</u>
Mr. Dean P. Freeman
Chief Financial Officer
Watts Water Technologies, Inc.
815 Chestnut Street
North Andover, MA 01845

> **Re: Watts Water Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **File No. 1-11499**

Dear Mr. Freeman:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Stock Options and Restricted Stock Awards, page 31</u>

1.   We note your disclosure that the Compensation Committee evaluates the amount of stock option grants and restricted stock awards based on factors similar to those used to determine base salaries and annual bonuses. In future filings please provide enhanced disclosure that sets forth the actual factors used to determine the stock option and restricted stock awards and how consideration of those factors resulted in the payouts to your named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551- 3345 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief